UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Miller Industries, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
600551 20 4
(CUSIP Number)
W. Tom Donaldson, III Esq
McGuireWoods LLP
201 North Tryon Street, Suite 2700
Charlotte, North Carolina 28202
(704) 343-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	600551 20 4	SCHEDULE 13D	Page	2	of	5

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morehead Opportunity Fund, LP EIN 92-0202197

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

SOLE VOTING POWER

NUMBER OF	0

SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	521,137

EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	SHARED DISPOSITIVE POWER

521,137

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,137

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.49%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	600551 20 4	Page	3	of	5

NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Investors Management Corporation

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

SOLE VOTING POWER

NUMBER OF	0

SHARES	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	521,137

EACH	SOLE DISPOSITIVE POWER
REPORTING
PERSON	0

WITH	SHARED DISPOSITIVE POWER

521,137

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

521,137

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.49%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No. 600551 20 4	(Page 4 of 5)
     This Amendment No. 1 (this “Amendment”) relates to the Schedule 13D filed by Morehead Opportunity Fund, LP, a Delaware limited partnership (“Morehead Opportunity Fund”) and Investors Management Corporation (“IMC,” and together with Morehead Opportunity Fund, the “Reporting Persons”) with the Securities and Exchange Commission on October 29, 2008, relating to shares of common stock of Miller Industries, Inc., a Delaware corporation (“Issuer”). Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the Schedule 13D filed on October 29, 2008.
     This Amendment is being filed to report the transfers, as set forth below, of Shares by Morehead Opportunity Fund that resulted in Morehead Opportunity Fund beneficially owning less than 5% of the outstanding common stock of the Issuer. Item 5 is hereby amended and restated as follows:
Item 5. Interest in Securities of the Issuer
     (a) As of the close of business on June 4, 2009, the Reporting Persons beneficially owned 521,137 Shares, constituting approximately 4.49% of the Shares outstanding. The percentage of Shares beneficially owned by the Reporting Persons is based upon 11,608,455 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2009 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009.
     (b) See paragraph (a) above.
     (c) The following sales of Shares have been made by the Reporting Persons in the past 60 days:

		Average Price
Date	Shares Sold	(including commissions)
04/15/09	52,700	8.0640
04/16/09	2,900	8.0045
04/17/09	700	8.0000
04/21/09	1,000	8.0000
04/24/09	2,800	8.0225
04/27/09	1,825	8.0067
04/28/09	1,900	8.0005
04/29/09	1,100	8.0127
04/30/09	1,600	8.0050
05/01/09	3,700	8.0543
05/04/09	800	8.0762
05/05/09	3,000	8.0013
05/06/09	300	8.0200
05/08/09	3,191	8.0288
05/28/09	5,600	8.1209
05/29/09	9,000	8.0446
06/01/09	22,100	8.1684
06/03/09	17,100	8.1694
     These transactions were the only transactions in the Shares effected during the last 60 days by the Reporting Persons and, to the knowledge of the Reporting Persons, Morehead Capital Advisors I, LLC.
     (d) None.
     (e) On May 5, 2009, as a result of the transactions described in this Item 5, Morehead Opportunity Fund ceased to be the beneficial owner of more than 5% of the outstanding shares of the Issuer’s common stock.

CUSIP No. 600551 20 4	(Page 5 of 5)
SIGNATURE
     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MOREHEAD OPPORTUNITY FUND, LP
Date: June 12, 2009	By:	MOREHEAD CAPITAL ADVISORS I, LLC

	By:	/s/ William Quinton Maynard
		Name:	William Quinton Maynard
		Title:	Manager

INVESTORS MANAGEMENT CORPORATION
Date: June 12, 2009	By:	/s/ Richard A. Urguhart III
		Name:	Richard A. Urquhart III
		Title:	Vice President of Finance